Nestlé

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PRESS RELEASE

Nestlé To Sell Food Ingredients Specialities to Givaudan

- **Givaudan will take over the FIS company in Châtel-Saint-Denis and its subsidiaries.**
- **The factory in Kemptthal, the only FIS industrial asset in Switzerland, will be merged into Givaudan's operation.**
- **Peter Brabeck-Letmathe, CEO of Nestlé, stated: "This move emphasises our determination to concentrate on our consumer businesses while providing FIS with even better prospectives for development in the combination with Givaudan, a world leader in food flavours. Taking a minority share in Givaudan constitutes a solid base for a long-term relationship between the two companies."**

Vevey, January 18, 2002 – Nestlé S.A. and Givaudan S.A., a world leading company in fragrances and flavours, have reached agreement on the sale by Nestlé to Givaudan of Food Ingredients Specialities S.A. (FIS), a wholly owned Nestlé Group company. Nestlé will take an equity interest in Givaudan S.A.

The transaction, valued at CHF 750 million, and subject to the usual regulatory approvals, will be paid in Givaudan shares and cash.

Over the past 30 years, FIS acquired an excellent position in savoury food flavours by developing sought-after flavouring agents for products such as soups, sauces and prepared dishes. Its product experience and customer orientation allowed it to grow its sales to about CHF 400 million.

Today's agreement constitutes a major strategic breakthrough for FIS, bringing together its experience and know-how in the savoury sector with Givaudan's expertise in sweet and concentrated flavours; the combined entity will have excellent prospectives for growth, and be able to offer all types of flavours to its food and beverage customers.

Givaudan will take over the FIS company in Châtel-Saint-Denis (Fribourg, Switzerland) and its subsidiaries, as well as the factory in Kemptthal (Zurich). After a one year transition period, all dehydrated culinary products sold by Nestlé in Switzerland under the Maggi brand will be sourced from the Group's other European factories. The Product Technology Center (research and development activities) in Kemptthal, being part of the Nestlé worldwide R&D set-up, is not affected by the transaction.

These changes will affect a number of Nestlé people. In keeping with its policy of social responsibility, the Company will propose appropriate solutions to all concerned, as soon as plans are finalised.

Contacts:	*Media:*	*François-Xavier Perroud*	*+41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*+41-21-924 3622*